
SEC MAIL PROCESSING
RECEIVED
FEB 2 7 2007
WASH, D.C.
203
SECTION

SECURITIES AND EXCHANGE COMMISSION


07001569

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42130

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Northbridge Financial Services
f/k/a Hans, Christian, Anderson, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3650 West Liberty Road
(No. and Street)

Ann Arbor	Michigan	48103
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Andrew C. Hans (734) 994-4100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mathews, Reich, Perna & Rottermond, P.C.
(Name – *if individual, state last, first, middle name*)

30100 Telegraph Road, Suite 268,	Bingham Farms,	Michigan	48025
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 0 7 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Andrew Christian Hans, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Northbridge Financial Services f/k/a Hans, Christian, Anderson, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent auditors' report on internal control structure.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NORTHBRIDGE FINANCIAL SERVICES F/K/A HANS, CHRISTIAN, ANDERSON, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2006

AND

INDEPENDENT AUDITORS' REPORT

M R P R

MATHEWS, REICH, PERNA & ROTTERMOND P.C.

CERTIFIED PUBLIC ACCOUNTANTS

30100 Telegraph Road, Suite 268, Bingham Farms, Michigan 48025
(248) 642-2002 Fax (248) 642-0680

INDEPENDENT AUDITORS' REPORT

Board of Directors
Northbridge Financial Services
f/k/a Hans, Christian, Anderson, Inc.
Ann Arbor, Michigan

We have audited the accompanying statement of financial condition of Northbridge Financial Services f/k/a Hans, Christian, Anderson, Inc., (an S Corporation) as of December 31, 2006, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Northbridge Financial Services f/k/a Hans, Christian, Anderson, Inc. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule of changes in liabilities subordinated to claims of creditors, computation of net capital and computation of aggregate indebtedness is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Bingham Farms, Michigan
February 24, 2007

NORTHBRIDGE FINANCIAL SERVICES
F/K/A HANS, CHRISTIAN, ANDERSON, INC.

FOR THE YEAR ENDED DECEMBER 31, 2006

TABLE OF CONTENTS

	PAGE
FINANCIAL STATEMENTS:	
Statement of Financial Condition	1
Statement of Operations	2
Statement of Changes in Shareholder's Equity	3
Statement of Cash Flows	4
Notes to Financial Statements	5
SUPPLEMENTAL INFORMATION:	
Schedule of Changes in Liabilities Subordinated to Claims of Creditors	7
Schedule of Computation of Net Capital	8
Schedule of Computation of Aggregate Indebtedness	9

NORTHBRIDGE FINANCIAL SERVICES
F/K/A HANS, CHRISTIAN, ANDERSON, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Cash and cash equivalents - Note 1	$ 11,744
Marketable securities - Notes 1 and 2	5,130
TOTAL ASSETS	$ 16,874

LIABILITY AND SHAREHOLDER'S EQUITY

Liability - Accrued withholding and payroll taxes	$ 2,077
Shareholder's equity:	
Common stock, $1 stated value; authorized, 50,000 shares; issued and outstanding, 100 shares	100
Additional paid-in capital	26,005
Retained earnings (deficit)	(11,308)
Total shareholder's equity	14,797
TOTAL LIABILITY AND SHAREHOLDER'S EQUITY	$ 16,874

See Notes to Financial Statements.

NORTHBRIDGE FINANCIAL SERVICES
F/K/A HANS, CHRISTIAN, ANDERSON, INC.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2006

REVENUES:	
Fees for administrative services - Note 4	$ 71,096
Interest and dividends	755
Total revenues	71,851
EXPENSES:	
Salaries and other employment costs for voting stockholder officer	28,557
Fees for management expenses - Note 4	27,000
Accounting and auditing fees	2,737
Educational seminar costs	2,877
Registration and membership	1,686
Bank charges and other	374
Total expenses	63,231
OPERATING INCOME	8,620
OTHER INCOME:	
Unrealized loss - marketable securities - Note 2	(218)
NET INCOME	$ 8,402

See Notes to Financial Statements.

NORTHBRIDGE FINANCIAL SERVICES
F/K/A HANS, CHRISTIAN, ANDERSON, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2006

	Common Stock		Additional Paid-in	Retained	
	Shares	Amount	Capital	Earnings	Total
BALANCE, AT BEGINNING OF YEAR	100	$ 100	$ 26,005	$ 11,290	$ 37,395
NET INCOME				8,402	8,402
DISTRIBUTIONS	—	—	—	(31,000)	(31,000)
BALANCE, AT END OF YEAR	100	$ 100	$ 26,005	$ (11,308)	$ 14,797

See Notes to Financial Statements.

NORTHBRIDGE FINANCIAL SERVICES
F/K/A HANS, CHRISTIAN, ANDERSON, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 8,402
Adjustments to reconcile net income to net cash provided by operating activities:	
Unrealized loss - marketable securities	218
Decrease in accrued payroll and withholding taxes	(5,135)
Net cash provided by operating activities	3,485
CASH FLOWS USED IN FINANCING ACTIVITIES:	
Distributions to stockholder	(31,000)
DECREASE IN CASH	(27,515)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	39,259
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 11,744

See Notes to Financial Statements.

NOTE 1 - Summary of Significant Accounting Policies

Organization - Northbridge Financial Services f/k/a Hans, Christian, Anderson, Inc. was incorporated February 2, 1990 for the purpose of doing business as a broker-dealer. The Company is a member of the National Association of Securities Dealers (NASD). The Company clears all of its securities transactions with and for customers on a fully disclosed basis.

Use of estimates in the preparation of financial statements - The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue and expenses recognition - During 2006, revenues consisted generally of fees for account supervision, investment advisory and administrative services recorded as they are earned. Expenses are recorded as they accrue.

Computation of customer reserve - The Company is exempt from customer reserve requirements and providing information relating to possession or control of securities pursuant to Rule 15c3-3 of the Securities and Exchange Act of 1934. The Company meets the exempting provisions of Paragraph (k)(2)(i).

SIPC assessment accountant's report - Because the Company's revenues are less than $500,000, the supplemental accountant's report required by SEC Rule 17A-5(e)(4), relative to SIPC assessments, is not required.

Income taxes - The Company and its shareholder has elected under Subchapter S of the Internal Revenue Code to have the Company's taxable income or loss reported by the shareholder. Because of this election, Federal income taxes are not provided for in the accompanying financial statements.

Cash and cash equivalents - The Company considers any investment with a maturity of three months or less at date of purchase to be cash or cash equivalent. At December 31, 2006, cash includes cash in bank accounts ($1,698) and bank certificates of deposit ($10,046).

Marketable securities - Marketable securities are considered as trading securities and are carried at market value.

NOTE 2 - Marketable Securities

At December 31, 2006, marketable securities consist of the following:

	Number of Shares	Original Cost	Market Value Beginning of Year	Market Value End of Year	2006 Unrealized Gain (Loss)
Compuware Corp..	200	$ 2,452	$ 1,794	$ 1,666	$ (128)
Intel Corp.	100	2,696	2,496	2,025	(471)
Sweep deposit account	N/A	1,432	1,058	1,439	381
Total		$ 6,580	$ 5,348	$ 5,130	$ (218)

NOTE 3 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission "Uniform Net Capital Rule" (Rule 15c3-1), which requires the maintenance of minimum net capital at an amount equal to the greater of $5,000 or 6 2/3 % of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1.

In accordance with the "Uniform Net Capital Rule" investments held at broker dealers are considered as non-allowable assets unless the broker dealer provides a letter allowing the Company to use the investments as part of net capital (PAIB accounts). At December 31, 2006, the Company has permission to include equities with a market value of $5,130 held at Harris Direct LLC as available for net capital purposes.

At December 31, 2006, the Company has excess net capital of $9,076.

NOTE 4 - Related Party Transactions

The Company has a service agreement with a third-party administrator of a 401(k) plan for fees for administrative services. The Company earned such fees of $71,096 in 2006 for services to an employee benefit trust 401(k) plan of the sponsoring organization where the stockholder/owner of Northbridge is an officer, but not a trustee of the plan. Also the Company incurred management fee expense of $27,000 paid to a management company related to the stockholder/owner.

NORTHBRIDGE FINANCIAL SERVICES
F/K/A HANS, CHRISTIAN, ANDERSON, INC.

SCHEDULE OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS AS OF DECEMBER 31, 2006

BALANCE AT BEGINNING OF YEAR - ACCRUED WITHHOLDING AND PAYROLL TAXES	$ 7,212
DECREASE IN 2006	(5,135)
BALANCE AT END OF YEAR - ACCRUED WITHHOLDING AND PAYROLL TAXES	$ 2,077

NORTHBRIDGE FINANCIAL SERVICES
F/K/A HANS, CHRISTIAN, ANDERSON, INC.

SCHEDULE OF COMPUTATION OF NET CAPITAL
AS OF DECEMBER 31, 2006

NET CAPITAL:	
Shareholders' equity	$ 14,797
DEDUCT:	
Haircut on security	721
NET CAPITAL	14,076
MINIMUM REQUIRED NET CAPITAL	5,000
EXCESS NET CAPITAL	$ 9,076

The above calculations of net capital agree in all material respects with the net capital as reported on the Company's December 31, 2006 Part IIA Focus Report, except for the classification of $31,000 in distributions to the stockholder/owner as a direct equity reduction instead of an expense. The appropriate Focus Reports for 2006 will be amended.

NORTHBRIDGE FINANCIAL SERVICES
F/K/A HANS, CHRISTIAN, ANDERSON, INC.

SCHEDULE OF COMPUTATION OF AGGREGATE INDEBTEDNESS AS OF DECEMBER 31, 2006

NET CAPITAL	$ 14,076
LIABILITIES	$ 2,077
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	15%


M R P R

MATHEWS, REICH, PERNA & ROTTERMOND P.C.
CERTIFIED PUBLIC ACCOUNTANTS
30100 Telegraph Road, Suite 268, Bingham Farms, Michigan 48025
(248) 642-2002 Fax (248) 642-0680

Board of Directors
Northbridge Financial Services
f/k/a Hans, Christian, Anderson, Inc.
Ann Arbor, Michigan

In planning and performing our audit of the financial statements and supplemental schedules of Northbridge Financial Services f/k/a Hans, Christian, Anderson, Inc. for the year ended December 31, 2006, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission, we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operations may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statement being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Bingham Farms, Michigan
February 24, 2007

END